UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2007

Commission File Number: 000-52073

SXC HEALTH SOLUTIONS CORP.
 (Translation of the registrant's name into English)

2441 Warrenville Road, Suite 610
Lisle, IL 60532-3246
U.S.A.
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

FURNISHED HEREWITH

Exhibit	Description
99.1	Interim Financial Report for the Period Ending September 30, 2007
99.2	Management Discussion and Analysis for the Period Ending September 30, 2007
99.3	CEO Certification
99.4	CFO Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYSTEMS XCELLENCE INC.

Date: November 9, 2007	/s/ Jeffrey Park

Jeffrey Park, Chief Financial Officer